UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934

ALYNX, CO.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

02262E 10 8
(CUSIP Number)

G. Donald Johnson
Womble Carlyle Sandridge & Rice, PLLC
Suite 3500
1201 West Peachtree Street
Atlanta, GA 30309
(404) 888-7456

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 02262E 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Matthew J. Miller, individually and as co-trustee of the Veritas Trust
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2.	(a) ☐
(b) ☐
SEC USE ONLY
3.

Source of Funds (See Instructions)
4.
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:

United States of America

	7.	Sole Voting Power

NUMBER OF		61,828 (1)
SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		5,426,884 (2)
EACH	9.	Sole Dispositive Power
REPORTING
PERSON		61,828 (1)
WITH	10.	Shared Dispositive Power

		5,426,884 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,488,713 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)

9.8% (2)
14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 02262E 10 8

Footnotes:

(1)           Represents 61,828 subject to options owned by Mr. Miller which are exercisable within the next 60 days.

(2)           Includes 5,426,884 shares held by Veritas Trust, a revocable trust created for the benefit of Mr. Miller, his spouse, Samantha S. Miller, and their minor son.  Mr. and Mrs. Miller are the co-trustees of the Veritas Trust.

(3)           Based on 55,783,146 shares of Common Stock outstanding as of February 8, 2008, and 61,828 shares of Common Stock subject to options deemed to be beneficially owned by Mr. Miller pursuant to Exchange Act Rule 13d-3, as of the date hereof.

SCHEDULE 13D

CUSIP No. 02262E 10 8

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
1.
Samantha S. Miller, as co-trustee of the Veritas Trust
Check the Appropriate Box if a Member of a Group (See Instructions)
2.	(a) ☐
(b) ☐
SEC USE ONLY
3.

Source of Funds (See Instructions)
4.
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:

United States of America
	7.	Sole Voting Power

NUMBER OF		0
SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		5,426,884 (1)
EACH	9.	Sole Dispositive Power
REPORTING
PERSON		0
WITH	10.	Shared Dispositive Power

		5,426,884 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,426,884 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13	Percent of Class Represented by Amount in Row (11)

9.7% (2)
14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 02262E 10 8

Footnotes:

(1)           These shares are held by Veritas Trust, a revocable trust created for the benefit of Mr. Miller, his spouse, Samantha S. Miller, and their minor son.  Mr. and Mrs. Miller are the co-trustees of the Veritas Trust.

(2)           Based on 55,783,146 shares of Common Stock outstanding as of February 8, 2008.

SCHEDULE 13D

CUSIP No. 02262E 10 8

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
1.
Veritas Trust 20-611863
Check the Appropriate Box if a Member of a Group (See Instructions)
2.	(a) ☐
(b) ☐
SEC USE ONLY
3.

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:

United States of America

	7.	Sole Voting Power

NUMBER OF		5,426,884 (1)
SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		0
EACH	9.	Sole Dispositive Power
REPORTING
PERSON		5,426,884 (1)
WITH	10.	Shared Dispositive Power

		0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,426,884 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13	Percent of Class Represented by Amount in Row (11)

9.7% (2)
14.	Type of Reporting Person (See Instructions)

IN

Footnotes:

(1)           These shares are held by Veritas Trust, a revocable trust created for the benefit of Mr. Miller, his spouse, Samatha S. Miller, and their minor son.  Mr. and Mrs. Miller are the co-trustees of the Veritas Trust.

(2)           Based on 55,783,146 shares of Common Stock outstanding as of February 8, 2008.

CUSIP No. 02262E 10 8

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Alynx, Co., a Nevada corporation (“Alynx” or the “Issuer”).  The Issuer’s business address is 1234 Airport Road, Suite 105, Destin, Florida 32541.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c)      This Schedule 13D is being filed by Matthew J. Miller, a Florida resident (“Mr. Miller”) individually and in his capacity as co-trustee of the Veritas Trust.  Mr. Miller serves as Executive Vice President of Alynx.  Mr. Miller is a co-founder of MiMedx, Inc., which was acquired by Alynx on February 8, 2008.

This Schedule 13D is being filed jointly by Mr. Miller and his spouse, Samantha S. Miller (“Mrs. Miller”), and the Veritas Trust (the “Trust”).  Mrs. Miller’s principal occupation is homemaker.  Her business address is 1234 Airport Road, Suite 105, Destin, Florida, 32541.  Mr. and Mrs. Miller and the Trust are hereinafter referred to as the “Reporting Persons.”

(d)           The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)             Mr. and Mrs. Miller are citizens of the United States.  The Trust was formed under the laws of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons received the Alynx Common Stock and options to purchase Alynx Common Stock upon the consummation of a reverse triangular merger between Alynx, MMX Acquisition Corp. (a wholly-owned subsidiary of Alynx) and MiMedx, Inc., which was consummated on February 8, 2008.  Pursuant to the terms of the related Agreement and Plan Merger dated January 29, 2008, each outstanding share of common stock of MiMedx was converted into the right to receive 3.091421 shares of Alynx Common Stock.  Similarly, each option to purchase shares of MiMedx common stock was converted into the right to purchase 3.091421 shares of Alynx Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

(a)-(j)       The information set forth in Item 3 is hereby incorporated herein by reference.

(a)           The Reporting Persons hold their shares as an investment.  Mr. Miller may in the future elect to exercise his options to acquire shares of Alynx Common Stock.

(b)-(c)      Not applicable.

(d)           Pursuant to the Agreement and Plan of Merger, the directors and executive officers of MiMedx became the directors and executive officers of Alynx after the merger.  No further changes are contemplated by the Reporting Persons, although changes may occur in the future in the ordinary course of business.

CUSIP No. 02262E 10 8
(e)-(j)       Not applicable.

(g)           The Alynx Board of Directors  has expressed an informal intention to call a meeting of shareholders of Alynx. The purpose of the meeting would include consideration of proposals to amend the Alynx Articles of Incorporation to approve a reverse stock split of approximately one-for-three for each share of Alynx ccommon stock.

If the proposed meeting of shareholders is called by the Board, Alynx would be required to make appropriate filings with the SEC.  Alynx would then provide proxy materials to its shareholders, who would have the opportunity to consider and vote upon the proposals presented. There can be no assurance that the proposal will be submitted, and if submitted, the proposals may vary from the proposal presently contemplated. Furthermore, there can be no assurance the proposal will be approved

Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to this Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)      The number of shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons is 5,488,713.  Of these, (i) 5,426,880 shares are owned by the Veritas Trust, as to which Mr. and Mrs. Miller share voting and investment power, and (ii) 61,828 shares are options, exercisable within 60 days, beneficially owned by Mr. Miller.

(c)           The Reporting Persons acquired their beneficial ownership interests in the Alynx Common Stock pursuant to the merger described at Item 3.  That was the only transaction effected within the past 60 days by the Reporting Persons.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 3 through 5 of this Schedule 13D is hereby incorporated herein by reference.  Except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.	Joint Filing Agreement dated February 15, 2008, by and between the Reporting Persons.

Exhibit 2.
Agreement and Plan of Merger, dated as of January 29, 2008, between Alynx, Co., MMX Acquisition Corp., and MiMedx, Inc.  This document is incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Alynx, Co. on February 8, 2008.

CUSIP No. 02262E 10 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2008
/s/ Matthew J. Miller
Matthew J. Miller, individually and as co-trustee of the Veritas Trust

/s/ Samantha S. Miller
Samantha S. Miller, as co-trustee of the Veritas Trust

/s/ Matthew J. Miller
Veritas Trust, by Matthew Miller, co-trustee

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001).